October 22, 2010

Douglas Brown

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Sunpeaks Ventures, Inc.

File No. 333-161985

SEC Comment letter dated September 2, 2010

Dear Mr. Brown:

Sunpeaks Ventures, Inc. (the “Company”), a Nevada corporation, is pleased to advise you that we have received and reviewed your letter of September 2, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on September 18, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

Form S-1/A#7 filed August 13, 2010

1.

We note your response to prior comment 1 from our letter dated August 9, 2010 and that you have provided two prospectuses. On the cover page of the primary offering prospectus, please disclose that you are concurrently conducting a resale offering for 1,700,000 shares, which is covered by a separate prospectus. Similarly, on the cover page of the resale prospectus, please disclose that you are concurrently conducting a primary offering for 700,000 shares, which is covered by a separate prospectus.

RESPONSE:

We have revised the Filing on the respective cover pages to include the following language:

Public Offering Prospectus:

“This prospectus covers the primary public offering by the Company of 700,000 shares of common stock. The Company is concurrently conducting a resale offering for 1,700,000 shares, which is covered in a separate resale prospectus.”

Resale Prospectus:

“This prospectus covers the resale offering by the Selling Security Holders of 1,700,000 shares of common stock. The Company is concurrently conducting a primary offering for 700,000 shares, which is covered in a separate public offering prospectus.”

Financial Statements

2.

In accordance with Regulation S-X, Rule 3-01 (a), your filing must include audited financial statements as of a date within 135 days of the filing date. Please update your filing to include audited financial statements that meet this requirement. Please note Ru1es 3-02 and 3-04 of Regulation S-X also require audited statements of income, cash flows and changes in shareholders' equity from the date of inception to the date of the audited balance sheet.

RESPONSE:

We have included updated audited financial statements.

_________________________________________________________________________

#106, 505 19 Ave SW | Calgary, Alberta, T2S 0E4 | Canada | 403-540-5277

Exhibits

3.

Please provide an updated auditor's consent.

RESPONSE:

We have included an updated auditor’s consent.

In connection with the Company’s response to the comments set forth in the September 2, 2010, letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Scott Beaudette

Scott Beaudette

_________________________________________________________________________

#106, 505 19 Ave SW | Calgary, Alberta, T2S 0E4 | Canada | 403-540-5277

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